adidas

GROUP

RECEIVED

2008 OCT 27 P 1:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005603

United States Securities
and Exchange Commission
Attn. Mr. Paul Dudek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

SUPPL

24.10.2008

adidas Salomon AG

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
~~adidas AG /~~ File No. 82-4278

Dear Mr. Dudek,

in compliance with the above rule, please find attached the following statutory publications which were not published in that form on our website:

- Publication of Voting Rights Announcement of Oct. 14, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 1)
- Publication regarding the availability of the None Months Report of Oct. 16, 2008 through euro adhoc (Attachment No. 2).
- Publication of Voting Rights Announcement of Oct. 20, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 3)

The above publications were disclosed promptly via Pink OTC Markets' OTCQX listing platform.

Please be informed that we are aware of the amendments passed by the SEC with regard to Rule 12g-3-2(b). Within the three months' transition period, we will ensure that all publications will be available on our corporate website and we will subsequently refrain from filing additional paper submissions.

PROCESSED
OCT 30 2008 SA
THOMSON REUTERS

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dlw 10/29

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2466
F (+49) 9132 84-3219
anja.smith@adidas-Group.com

adidas

GROUP

If you need further information, please do not hesitate to contact me.

Kind regards,

Attachments

adidas AG
Group Legal/Corporate

Anja Smith

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: FMR LLC
Place: Boston
State: USA

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

14.10.2008

Fidelity International, Tadworth, Great Britain, informed us on behalf of FMR LLC, Boston, USA, pursuant to article 21 section 1 sentence 1 WpHG (German Securities Trading Act) on October 10, 2008, that the percentage of voting rights held by FMR LLC in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, has exceeded the threshold of 3% on October 7, 2008 and on this date amounted to 3.21% (6,358,010 shares with voting rights).

3.21% (6,358,010 shares with voting rights) of these voting rights are to be attributed to FMR LLC pursuant to article 22 section 1 sentence 1 no. 6 WpHG in connection with article 22 section 1 sentence 2 WpHG.

Herzogenaurach, October 14, 2008

adidas AG

Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241

mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

Rule 12g3-2(b) File No. 082-04278 - Attachment 2

euro adhoc: adidas AG / Quarterly Report / Announcement according to articles 37v ff. WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

Nine Months Report 2008

Tip announcement for financial statements transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

The financial statement is available:

in the internet at:	http://www.adidas-group.com/en/investor/_downloads/pdf/quarterly_reports/Q3_2008_En.pdf
in the internet on:	06.11.2008

emitter:	adidas AG Adi-Dassler-Str. 1-2 D-91074 Herzogenaurach
phone:	+49 (0)9132 84-0
FAX:	+49 (0)9132 84-2241
mail:	investor.relations@adidas-Group.com
WWW:	http://www.adidas-Group.com
sector:	Recreational & Sports goods
ISIN:	DE0005003404, A0DMK03
indexes:	DAX, CDAX, HDAX, Prime All Share
stockmarkets:	regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language:	English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: The Bank of New York Mellon Corporation
Place: New York
State: USA

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

20.10.2008

The Bank of New York Mellon Corporation, New York, USA, informed us pursuant to article 21 section 1 sentence 1 WpHG (German Securities Trading Act) on October 16, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, has fallen below the threshold of 3% on October 15, 2008 and on this date amounted to 2.929% (5,806,424 shares with voting rights).

2.929% (5,806,424 shares with voting rights) of these voting rights are to be attributed to The Bank of New York Mellon Corporation pursuant to article 22 section 1 sentence 1 no. 6 WpHG in connection with article 22 section 1 sentence 2 WpHG.

Herzogenaurach, October 20, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

END